SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2024

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

TABLE OF CONTENTS

1. MAIN HIGHLIGHTS OF 2Q24	5
2. KEY INDICATORS	6
3. MESSAGE FROM MANAGEMENT	7
4. GLOBAL PETROCHEMICAL INDUSTRY	8
5. PERFORMANCE BY SEGMENT	10
5.1 BRAZIL/SOUTH AMERICA	10
5.2 UNITED STATES & EUROPE	17
5.3 MEXICO	20
6. CONSOLIDATED FINANCIAL OVERVIEW	25
6.1 CONSOLIDATED REVENUE	26
6.2 COST OF GOODS SOLD (COGS)	26
6.3 OTHER REVENUE (EXPENSE), NET	26
6.4 RECURRING EBITDA	27
6.5 CONSOLIDATED FINANCIAL RESULT	28
6.6 NET INCOME (LOSS)	29
6.7 INVESTIMENTS	29
6.8 CASH FLOW	31
6.9 DEBT MATURITY PROFILE AND RATING	32
7. CAPITAL MARKETS	34
8. LIST OF APPENDIX	36

2

FORWARD-LOOKING STATEMENTS

This Earnings Release may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact regarding the geological event in Alagoas and related legal procedures on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan,” “aim” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, the objective of expanding its efforts to achieve the sustainable macro goals disclosed by the Company, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including, but not limited to, general economic and market conditions, industry conditions, operating factors, and availability, development and financial access to new technologies. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Earnings Release is not an offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offering of securities carried out in Brazil will be made by means of a prospectus that may be obtained from Braskem and that will contain detailed information on Braskem and management, as well as its financial statements.

3

BRASKEM S.A. (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), the leading resins producer in the Americas and the world leader in biopolymers, announces the calendar for its 2Q24 disclosures, as follows.

Conference Call

Portuguese (original audio) with simultaneous translation into English

August 8, 2024 (Thursday)

Time: 11 a.m. Brasília | 10 a.m. US ET | 3 p.m. London

Link Zoom: Click here

Investor Relations Channels

Investor Relations Website: http://ri.braskem.com.br

IR mailbox: braskem-ri@braskem.com.br

Telephone: +55 (11) 3576-9531

Braskem Invest: podcast for investors, available on Spotify (in Portuguese) at this link.

4

Braskem posts Recurring EBITDA of US$320 million in the quarter, 39% higher than 1Q24 and 128% higher than 2Q23

Recurring Cash Generation of US$69 million

1.	MAIN HIGHLIGHTS OF 2Q24

Recurring EBITDA

US$320 million
Around R$1,667million

Cash position

US$2.8 billion

Ensuring coverage of debt maturities over the next 5 years

Operating Cash Generation[1]

US$69 million
Around R$357 million

Higher than in 1Q24 (+ US$170 MM) and 2Q23 (+ US$82 MM)

Braskem Idesa Sales

233kton
+12% vs. 1Q24
+9% vs. 2Q23

Best Sales performance since 3Q17

[1] Cash Flow Generation (=) Net Cash Generated from Operating Activities (-) Leniency Agreement (+) effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents (+) Net Cash used in Investing Activities (+) Leasing.

OPERATIONS

- **Global accident frequency rate** (CAF + SAF[1]) of 0.93 in 1H24 (events/ 1MM hours worked), lower than 1H23 (-14%)
- **Utilization rate compared to the 1Q24:**
  - **-3 p.p.** in the Brazil/South America Segment, whose geographic diversification present in the Company's petrochemical complexes was essential to maintain customer service and partially offset the effects on the utilization rate of the segment, impacted by the extreme weather event in Rio Grande do Sul
  - **-63 p.p.** on Green ethylene, due to the extreme weather event in Rio Grande do Sul in May
  - **+2 p.p.** in the United States & Europe Segment, where the geographic diversification strategy was also leveraged. The improved production level in Europe partially offset the impact of a maintenance shutdown at one of the PP plants in the United States
  - **-5 p.p.** in Mexico Segment, due to lower ethane availability and a scheduled maintenance shutdown in the quarter

[1] Lost time injury and non-lost-time injury.

STRATEGIC

- **Industrial Decarbonization Program:**
  - **Expansion of partnership with Veolia:** new energy efficiency investment, contributing to the decarbonization goal of the "Vapor Biomassa" project, in Alagoas, scheduled for completion in 2025 with the potential to achieve a reduction in CO2 emissions of 35kt/year of CO2e[1].
- **Traditional Business:**
  - **Investment Agreement - Cetrel:** signing of an investment agreement with Solví and GRI for the transfer of all common shares issued by Cetrel. The strategic collaboration aims to strengthen Cetrel, a leader in industrial environmental solutions, and transform GRI into a platform for national growth in the sector. The value of the transaction will result in the amount of approximately R$ 284 million to be received by Braskem.
  - **Brazilian Shipping Company (EBN):** Braskem obtained a grant from ANTAQ to act as EBN (Brazilian Shipping Company) in cabotage, another step forward in the Company's commitment to optimizing competitiveness and reducing the costs of its operations.
  - **Ethane's Import Terminal:** until June 2024, the Terminal construction reached a 75% progress rate. The construction of the terminal is expected to be complete by the end of 2024, with operations beginning during the first quarter of 2025.
- **Recycling:**
  - **First sale of circular PP:** under the Wenew brand, through a partnership with the Swiss company Georg Utz AG, the Company concluded the first sale of circular PP, produced from the chemical recycling of plastic waste and with ISCC certification.
- For more information about our progress in the Sustainability pillar and other strategic pillars, read the **ESG Report and 2023 Integrated Report** available in our **Investor Relations website**

[1] CO2e (CO2 equivalent).

5

2.	KEY INDICATORS

Main Operational Indicators	2Q24 (A)	1Q24 (B)	2Q23 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H24 (D)	1H23 (E)	Chg. (D)/(E)
Brazil								
Utilization Rate Ethylene (%)	71%	74%	72%	-3 p.p.	-1 p.p.	72%	75%	-2 p.p.
Sales Volume of Main Chemicals (kton)	627	663	606	-5%	3%	1,290	1,300	-1%
Sales Volume of Main Chemicals Exports (kton)	71	74	106	-4%	-33%	145	184	-21%
Sales Volume of Resins (kton)	824	839	789	-2%	4%	1,662	1,673	-1%
Sales Volume of Resins Exports (kton)	174	193	171	-10%	2%	367	385	-5%
Utilization Rate of Green Ethylene (%)	35%	98%	84%	-63 p.p.	-49 p.p.	81%	78%	3 p.p.
Sales of Green PE (kton)	43	45	28	-3%	54%	88	65	36%
United States and Europe								
Utilization Rate (%)	78%	76%	80%	2 p.p.	-2 p.p.	77%	81%	-4 p.p.
Sales Volume (kton)	500	508	536	-2%	-7%	1,008	1,055	-4%
Mexico								
Utilization Rate (%)	78%	83%	86%	-5 p.p.	-7 p.p.	81%	79%	1 p.p.
Sales Volume (kton)	233	209	214	12%	9%	443	411	8%

Main Financial Indicators	2Q24 (A)	1Q24 (B)	2Q23 (C)	Chg. (A)/(B)	Chg. (A)/(C)	1H24 (D)	1H23 (E)	Chg. (D)/(E)
Average Exchange Rate (R$/US$)	5.22	4.95	4.95	5.3%	5.4%	5.09	5.07	0%
In US$ million								
Net Revenue	3,659	3,618	3,586	1%	2%	7,277	7,329	-1%
COGS	(3,390)	(3,374)	(3,496)	0%	-3%	(6,764)	(7,049)	-4%
Recurring EBITDA[1]	320	230	140	39%	128%	550	345	59%
Net Financial Result	(1,116)	(412)	38	171%	n.a.	(1,527)	(30)	n.a.
Net Income (Loss)[2]	(708)	(273)	(156)	159%	354%	(982)	(121)	n.a.
Recurring Cash Generation[3]	69	(101)	(13)	n.a.	n.a.	(32)	(238)	-87%
Cash Generation[4]	(62)	(151)	(132)	-59%	-53%	(213)	(455)	-53%
Adjusted Net Debt/Recurring EBITDA (x)	6.79x	8.12x	7.90x	-16%	-14%	6.79x	7.90x	-14%
In R$ million								
Net Revenue	19,075	17,920	17,756	6%	7%	36,994	37,202	-1%
COGS	(17,685)	(16,709)	(17,298)	6%	2%	(34,393)	(35,759)	-4%
Recurring EBITDA[1]	1,667	1,140	703	46%	137%	2,808	1,766	59%
Net Financial Result	(5,863)	(2,030)	161	189%	n.a.	(7,894)	(191)	n.a.
Net Income (Loss)[2]	(3,736)	(1,345)	(771)	178%	385%	(5,081)	(586)	n.a.
Recurring Cash Generation[3]	357	(498)	(62)	n.a.	n.a.	(141)	(1,232)	-89%
Cash Generation[4]	(325)	(747)	(655)	-57%	-50%	(1,072)	(2,329)	-54%

[1]EBITDA (-) non-recurring expenses, including expenses related to the geological event in Alagoas, PIS and COFINS credits

[2]Net Profit (Loss) Attributable to Company's Shareholders

[3]Cash Flow Generation (=) Net Cash Generated from Operating Activities (-) Leniency Agreement (+) effects of reclassifications between the lines of Financial Investments (includes LFT's and LF's) and Cash and Cash Equivalents (+) Net Cash used in Investing Activities (+) Leasing

[4]Considers Recurring Cash Generation (-) Payments regarding the Geological Event in Alagoas

6

3. MESSAGE FROM MANAGEMENT

Regarding the dynamics in the international petrochemical market in the quarter, spreads were higher when compared to 1Q24 due to the better balance between global supply and demand combined with the effects of the conflicts in the Red Sea on the dynamics of global logistics, which resulted in an increase in ocean freight rates, positively impacting spreads in the international petrochemical market. Compared to 1Q24, there was an increase in the spreads of resins (+8%) and main chemicals (+19%) in Brazil and PE in Mexico (+4%).

On the operational side, the quarter was marked by scheduled and unscheduled shutdowns, highlighted by the extreme weather event that hit Rio Grande do Sul. In this context, the geographic diversification present in the Company's petrochemical complexes was essential to maintain customer service and partially offset the effects on the utilization rate of the Brazil segment, which was negatively impacted by 4 p.p. due to the shutdown of operations in Triunfo.

In addition, the geographic diversification strategy was also stimulated in the United States and Europe segment, where the improved production level in Europe partially offset the impact of a maintenance shutdown at one of the PP plants in the United States.

Regarding sales volume, the inventory optimization carried out by the Company in the quarter partially offset the lower availability of products for sales. In Mexico, the segment achieved the highest PE sales volume since 3Q17, with sales of 233 kt in the period, 12% above the previous quarter.

In this context, consolidated Recurring EBITDA in 2Q24 was US$320 million (R$1.7 billion), representing an increase compared to 1Q24 (+39%) and 2Q23 (+128%).

In the period, the Company presented an operational cash generation of US$214 million, 9% higher than 1Q24, mainly explained by the 39% increase in EBITDA compared to the previous quarter. The recurring cash generation was positive in US$69 million, an increase of US$169 million when compared to 1Q24. Considering the payments related to Alagoas, the Company presented a cash consumption of approximately US$62 million.

The balance of corporate gross debt ended the quarter at US$8.4 billion, below the previous quarter (-2%), with 96% of maturities concentrated in the long term and 4% in the short term. Regarding net debt, the balance at the end of 2Q24 was US$5.6 billion, an increase of 6% compared to the previous quarter. US$ Corporate leverage ended the quarter at 6.79x.

As for safety, the overall frequency rate of accidents with and without lost time (CAF + SAF) was 0.93 events per million hours worked in 1H24, lower than 1H23 (-14%). Braskem and its team members' priority is and always will be the safety of people, which is a permanent and non-negotiable value.

Management would once again like to thank the Shareholders for their trust in Braskem, the Customers, and fundamental partners so that we can continue to seek solutions through chemistry and plastics to improve people's lives, and the Team Members, Partners, and Suppliers for their dedication and competence, essential for achieving achievements and results in favor of an increasingly global and resilient Braskem.

7

4.	GLOBAL PETROCHEMICAL INDUSTRY

8

International Market Petrochemical Spreads – 2Q24 vs. 1Q24

BRAZIL/SOUTH AMERICA

PE spread was higher (+9%) compared to 1Q24 due to the higher PE price in the US (+3%), impacted by (i) higher demand in the period, influenced by the build-up of inventories in the chain in anticipation of the hurricane season in the region and possible price increases; and (ii) the increase in exports of this resin in the region, as a consequence of the increase in international maritime freight due to the conflict in the Red Sea. The price of ARA naphtha remained in line with 1Q24.

PP spread was higher (+8%) compared to 1Q24, mainly due to the higher PP price in Asia (+2%), impacted by the lower supply of this resin in the region due to (i) the logistical constraints caused by the conflicts in the Red Sea; and (ii) shutdowns at PDHs (propane dehydrogenation plants) in Asia.

PVC Par spread was higher (+3%) compared to 1Q24. The price of PVC in Asia was higher (+2%), impacted by (i) the developments of the conflicts in the Red Sea; (ii) maintenance shutdowns of producers in Northeast Asia, especially in China; and (iii) the higher demand, mainly from India, which anticipates the quality regulation of imported products ("BIS certification"), expected to come into force in August 2024.

Spreads on Main Basic Chemicals were higher (+19%) compared to the previous quarter, mainly due to (i) the higher price of butadiene (+50%) and benzene (+10%) due to lower supply of these products, after operational difficulties in producers in the United States and; (ii) the increase in the price of gasoline in the United States (+7%), influenced by the beginning of the driving season in the region.

UNITED STATES & EUROPE

PP spread in the US remained in line when compared to 1Q24, while the PP spread in Europe was lower (-8%) due to the increase in the price of propylene in Europe (+4%), impacted by the lower supply of this product, as a result of operational problems in the petrochemical plants in the region during May.

MEXICO

PE spreads in Mexico were higher (+4%) than in 1Q24, impacted by higher PE prices in the US (+4%), as explained above, while Ethane remained in line with 1Q24.

For more information on the petrochemical scenario in the quarter, see Appendix 8.1 from this document.

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5.	PERFORMANCE BY SEGMENT
5.1	BRAZIL/SOUTH AMERICA

Recurring EBITDA in 2Q24 was US$231 million (R$ 1,212 million), higher than in 1Q24 (+10%), representing 69% of the Company's consolidated Recurring EBITDA segments in dollars in the quarter. Such increase is mainly explained by (i) a 19% increase in the spread of the main chemicals in the international market and (ii) an 8% increase in the average spread of resins in the international market.

The increase in Recurring EBITDA compared to 2Q23 (+185%) is mainly explained by (i) an increase of 35 kton, or 4%, in the volume of resin sales in the Brazilian market; (ii) an increase of 21 kton, or 3%, in the sales volume of the main chemicals in the Brazilian market; (iii) increase of 3 thousand tons, or 2%, in the volume of resin sales in the international market; (iv) the recognition in the result of the REIQ for approximately US$14 million (R$ 72 million) in 2Q24.

5.1.1	OPERATIONAL OVERVIEW

a) Demand for resins in Brazil (PE, PP, and PVC): increased (+2%) compared to 1Q24, mainly explained by (i) higher demand for PE, mainly driven by the food and packaging sector; and (ii) the higher demand for PP driven by the appliances, hygiene, automotive and agricultural sectors. The increase compared to 2Q23 (+26%) is mainly explained by (i) the inventory build-up in the chain; (ii) higher demand from the PP sectors driven by the household appliances, hygiene, and packaging sectors; (iii) higher demand for PE driven by the food, beverage and home care sectors; and (iv) higher demand for PVC driven by the building materials sector.

b) Average utilization rate of petrochemical crackers: lower compared to 1Q24 (-3 p.p.) and 2Q23 (-1 p.p.), explained by the shutdown of operations at the Triunfo Petrochemical Complex in Rio Grande do Sul due to the extreme weather event that affected the state in May, partially offset by the increase in the utilization rate at the Bahia and São Paulo Petrochemical Complexes.

10

c) Resin sales volume: in the Brazilian market, there was a reduction compared to 1Q24 (-2%), mainly due to the shutdown of operations at the Triunfo Petrochemical Complex in Rio Grande do Sul, partially offset by the allocation of resins produced at the plants in Bahia and São Paulo. Compared to 2Q23, the increase (+4%) is mainly explained by the higher demand in the period due to the inventory build-up in the chain.

Exports were lower (-10%) compared to 1Q24, mainly due to the prioritization of serving the Brazilian market. Compared to 2Q23, the increase (+2%) is explained primarily by greater opportunities in South America.

11

d) Main chemicals sales volume1: in the Brazilian market, the reduction compared to 1Q24 (-5%) is explained mainly by the lower sales volume of gasoline and benzene due to the lower availability of products for sale due to the shutdown of operations in Rio Grande do Sul. In relation in 2Q23, the increase (+3%) is mainly explained by (i) the prioritization of serving the Brazilian market; and (ii) the higher sales volume of benzene, butadiene and ethylene due to the greater demand for derivatives of these products.

Exports were lower compared to 1Q24 (-4%) and 2Q23 (-33%), mainly due to the lower availability of products for sale due to the shutdown of operations in Rio Grande do Sul.

1 Main chemicals refer to: ethylene, propylene, butadiene, cumene, gasoline, benzene, toluene and paraxylene due to the representation of these products in the segment’s net revenue.

12

UPDATES ABOUT ALAGOAS

The Company's Management, based on its assessment and that of its external advisors, considering the short- and long-term effects of technical studies, existing information and the best estimate of expenses for implementing the various measures relating to the geological event in Alagoas, the provision, presents the following movement at the end of the second quarter of 2024:

The amounts included in the accounting provision for the geological event in Alagoas, until June 30, 2024, can be segregated into the following fronts of action and their respective net balances of accounting provision: (a) support in the relocation and compensation of residents, R$ 1.2 billion; (b) actions for closure, monitoring of salt cavities, environmental actions, and other technical issues, R$ 1.3 billion; (c) socio-urban measures, R$ 1.3 billion; and (d) additional measures, R$ 858 million.

In 2Q24, the additional provision of R$362 million is mainly explained by the update of cost estimates relating to the implementation and advancement in the maturity of projects, initiatives, and programs present on the fronts in Alagoas. Program operation and management costs are recurrently evaluated according to the best estimates for the period.

Regarding the advances on the fronts of action in Maceió, until the end of July:

(i)	99.7% of the properties had already been relocated, and 100% of the properties in the area of criticality 00 have already been relocated;
(ii)	in the Financial Compensation and Relocation Support Program (PCF), more than R$ 4 billion were disbursed since the beginning of the program at the end of July 2024, with about 18,569 paid proposals;
(iii)	completion of the closure and confirmation of the closure of 17 wells, out of a total of 35 wells, and another 10 in the stage of confirmation of the effectiveness of the closure actions; and
(iv)	48 actions validated with the signatory authorities in the Socio-Urban Action Plan (PAS).

See Appendix 8.3 in this document for more information on advances made on the action fronts related to the geological event in Alagoas during the quarter.

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5.1.2	FINANCIAL OVERVIEW

A) Net Revenue: decrease in U.S. dollars, compared to 1Q24 (-2%), mainly explained by the shutdown of operations at the petrochemical plant in Rio Grande do Sul, due to the extreme weather event that hit that state, which impacted the sales volume of the quarter in (i) 36 thousand tons, or 5%, in the sales volume of main chemicals in the Brazilian market; (ii) 19 thousand tons, or 10%, in the sales volume of resins in the international market; (iii) 15 thousand tons, or 2%, in the volume of resin sales in the Brazilian market; (iv) 3 thousand tons, or 4%, in the sales volume of main chemicals in the international market. This decrease was partially offset by (i) a 3% increase in the average price of international resin references; and (ii) a 7% increase in the average price of international references for main chemicals. In reais, the increase (+3%) is explained by the depreciation of the average real against the average dollar for the period of 5.3%.

Net Revenue remained in line with 2Q23 in the comparison in dollars. In reais, the increase (+6%) is explained by the depreciation of the average Real against the average dollar in the period of 5.4%

Resin Sales by Region (% in tons)

14

B) Cost of Goods Sold (COGS): reduction in U.S. dollars (-2%), mainly explained by the (i) reduction of 36 kton, or 5%, in the volume of sales of main chemicals in the Brazilian market; (ii) reduction of 19 kton, or 10%, in the volume of sales of resins in the foreign market; (iii) reduction of 15 kton, or 2%, in the volume of resin sales in the Brazilian market; (iv) reduction of 3 kton, or 4%, in the sales volume of main chemicals in the international market; and (v) reduction the price of international propane and EDC references by 11% and 41%, respectively. The increase in reais is explained by the depreciation of the average real against the average dollar in the period of 5.3%.

Compared to 2Q23, the reduction (-7%) is mainly explained by (i) a reduction of 35 kton, or 33%, in the sales volume of main chemicals in the international market; (ii) the reduction of 9%, 29% and 42% in the prices of ethane, caustic soda, and EDC, respectively, in the international market.

In 2Q24, COGS was positively impacted by the PIS/COFINS credit on the purchase of feedstock (REIQ), which was approximately US$14 million (R$72 million), and by the Reintegra credit, which was approximately US$0.4 million (R$2.1 million).

In the quarter, the amount of US$31 million (R$ 158 million) in COGS related to the idleness costs[1] of the Triunfo Petrochemical complex due to the shutdown during May was recognized, given the weather event in Rio Grande do Sul.

C) SG&A Expenses: reduction in dollars (-27%) compared to 1Q24 and 2Q23, mainly due to lower expenses with third parties and the reversal of the provision for losses in accounts receivable in the quarter.

2 According to the accounting standard on Inventories - CPC 16 (IAS 2), the value of the fixed cost allocated to each unit produced cannot be increased because of a low production volume or idleness, and in this case, unallocated fixed costs products recorded in inventory must be recognized directly in COGS, impacting the result during the period in which they were incurred.

15

D) Recurring EBITDA: In the quarter, it represented 69% of the Company's consolidated Recurring EBITDA segments in U.S. dollars.

5.1.3	RENEWABLES
5.1.3.1	OPERATIONAL OVERVIEW

a) Utilization rate Green Ethylene3: reduction compared to 1Q24 (-63 p.p.) and 2Q23 (-49 p.p.), explained by the shutdown at the Triunfo Petrochemical Complex in Rio Grande do Sul and the impacts on rail logistics for the supply of ethanol due to the extreme weather event that affected the state of Rio Grande do Sul.

b) Sales volume of Green PE (I’m greenTM biobased): in the quarter, the optimization of Green PE inventory levels materially offset the lower availability of products for sales given the lower utilization rate, resulting in a 3% lower sales volume compared to 1Q24. Compared to 2Q23, the increase (+54%) is mainly explained by the inventory build-up observed in 2Q23 after the completion of the expansion of the green ethylene plant.

3 With the completion of the expansion project of 60 kton of green ethylene capacity at Rio Grande do Sul unit, the utilization rate considers production capacity of: (i) 228 kton per year in 2Q23; and (ii) 260 kton per year in 1Q24 and 2Q24.

16

5.1.3.2	OVERVIEW FINANCEIRO

A) Green PE and ETBE4 net revenue: decrease compared to 1Q24 (-3%) mainly due to lower sales volume in the period. Compared to 2Q23, the increase (+10%) is explained by the higher sales volume of green PE, due to the conclusion of the expansion of green ethylene production at the Rio Grande do Sul complex in 2Q23.

5.2	UNITED STATES & EUROPE

Recurring EBITDA was US$46 million (R$ 247 million), 28% lower than in 1Q24 and 108% higher than in 2Q23, representing 14% of the Company's consolidated Recurring EBITDA segments in dollars in the quarter. The reduction compared to 1Q24 is mainly explained by (i) the reduction of 2% in the PP average spreads in the international market; and (ii) the lower sales volume in the segment. Compared to 2Q23, the increase is mainly explained by the optimization of the sales mix and flexibility in purchasing propylene in the United States.

4 Product that uses renewable feedstock, ethanol in its composition

17

5.2.1	OPERATIONAL OVERVIEW

a) PP demand: PP demand in North America was higher (+9%) compared to 1Q24, mainly due to the of the destocking process in the chain observed in the previous quarter. Compared to 1Q23, demand in North America was higher (+8%), mainly due to the improvement in the economic scenario in the region, compared to the same period of the previous year.

In Europe, PP demand was lower compared to 1Q24 (-10%) and 2Q23 (-12%), mainly due to logistical constraints such as the lack of containers and port congestion, which impacted freight prices in the region.

b) Average utilization rate of PP plants: higher compared to 1Q24 (+2 p.p.) mainly due to the higher production volume in Europe, due to the inventories build-up in anticipation of scheduled shutdowns to occur in the second half of 2024, partially offset by the scheduled maintenance shutdown at one of the PP plants between April and May in the United States.

The reduction (-2 p.p.) compared to 2Q23 is mainly explained by the lower availability of feedstock due to operational adjustments by suppliers in Europe during the quarter.

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c) PP sales volume: lower compared to 1Q24 (-2%) mainly due to (i) lower product availability for sale in the United States and (ii) lower demand in Europe. Compared to 2Q23 (-7%), the reduction is mainly explained by the lower availability of products for sale in the United States during the period.

5.2.2	FINANCIAL OVERVIEW

A) Net Revenue: compared to 1Q24, in line with U.S. dollars (-1%) and an increase in Reais (+4%), mainly due to the depreciation of the average real against the average dollar for the period of approximately 5.3%.

Compared to 2Q23, it was higher in dollars (+15%) and in Reais (+21%), mainly explained by the 12% increase in the average price of the international PP benchmark in the United States in the quarter.

B) Cost of Goods Sold (COGS): It was higher in the U.S. dollar (+3%) and Reais (+8%) compared to 1Q24, mainly due to the increase in propylene international reference in the United States in COGS by 4%.

Compared to 2Q23, the increase in U.S. dollars (+12%) and in reais (+18%) is mainly explained by the 17% increase in international propylene benchmarks in the United States in COGS.

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C) SG&A Expenses: In dollars, there was a drop compared to 1Q24 (-26%) and 2Q23 (-22%), mainly due to lower expenses with logistics and storage.

D) Recurring EBITDA: In the quarter, it represented 14% of the Company's consolidated Recurring EBITDA segments in U.S. dollars.

5.3	MEXICO

Recurring EBITDA was US$56 million (R$ 292 million), higher (+53%) compared to 1Q24, representing 7% of the Company's consolidated Recurring EBITDA segments in dollars in the quarter. The increase is mainly explained by (i) an increase of 24 ktons, or 12%, in the volume of PE sales in the period; and (ii) a 4% increase in the PE spread in the international market.

Compared to 2Q23, Recurring EBITDA was higher in US dollars (+39%), mainly explained by (i) the increase (+16%) in the PE spread in the international market; and (ii) an increase of 20 kton, or 9%, in the volume of sales of PE.

5.3.1	OPERATIONAL OVERVIEW

a) PE demand in the Mexican market: it was higher than in 1Q24 (+4%) and 2Q23 (+4%), mainly due to the formation of inventory in the transformation value chain.

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b) Average utilization rate of PE plants: reduction compared to 1Q24 (-5 p.p.) and 2Q23 (-8 p.p.) mainly due to (i) lower availability of national ethane due to certain constraints in the production process of PEMEX of 26 thousand barrels per day, compared to 30 thousand barrels in 1Q24 and 36 thousand barrels in 2Q23; and (ii) the scheduled maintenance shutdown at a PE plant in April which lasted around one month.

The volume of imported ethane through the Fast Track solution was 23 thousand barrels per day in 2Q24 compared to 23 thousand barrels in 1Q24 and 21 thousand barrels in 2Q23.

c) PE sales volume: higher compared to 1Q24 (+12%) and 2Q23 (+9%), mainly explained by (i) higher sales volume for the construction, industrial, and packaging sectors in the period and (ii) inventory optimization in the period.

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5.3.2	FINANCIAL OVERVIEW

A) Net Revenue: increase in U.S. dollar (+15%) and reais (+21%) compared to 1Q24, mainly due to (i) the increase of 24 thousand tons, or 12%, in the volume of PE sales in the period; and (ii) the 4% increase in the price of the international PE benchmark in the quarter. In reais, the increase (+3%) is also explained by the depreciation of the average real against the average dollar in the period, of approximately 5.3%.

Compared to 2Q23, the increase in dollars (+9%) and reais (+15%) is mainly explained by (i) the increase of 20 thousand tons, or 9%, in the volume of PE sales; and (ii) by the 12% increase in the prices of PE in the international market in the quarter. In reais, the decrease is also explained by the depreciation of the average real against the average dollar in the period of 5.4%.

Resin Sales by Region (% in tons)

B) Cost of Goods Sold (COGS): increase compared to 1Q24 (+10%) and in reais (+16%), mainly due to the increase of 24 kton, or 12%, in the volume of PE sales in the period.

Compared to 2Q24, the increase in dollars (+8%) and reais (+14%) is mainly explained by the increase of 20 kton, or 9%, in the volume of PE sales.

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C) SG&A Expenses: increase in dollars (+10%) and reais (+15%) compared to 1Q24, mainly due to higher logistics and storage expenses.

Compared to 2Q23, the reduction in dollars (-2%) is mainly explained by lower expenses with third parties. In reais, the reduction is explained by the depreciation of the average real against the average dollar in the period of 5.4%.

D) Recurring EBITDA: In the quarter, it represented 17% of the Company's consolidated Recurring EBITDA segments in U.S. dollars.

5.3.3	INVESTMENTS

Braskem Idesa's investment plan for 2024 is US$252 million (R$1.3 billion), of which US$201 million will be used to construct the ethane import terminal. This project is financed through the Syndicated Project Finance Loan contracted by Terminal Química Puerto México (TQPM).

Operating Investments in 2Q24: Braskem Idesa made the main operational investments in initiatives in asset reliability and integrity and health, safety, and environment, totaling US$13 million (R$67 million) in the quarter.

Strategic Investments in 2Q24: It refers to the continued construction of the ethane import terminal through Terminal Química Puerto México (TQPM), which is financed by the Syndicated Project Finance Loan.

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5.3.3.1	ETHANE IMPORT TERMINAL

In 2021, Braskem Idesa approved and began the project to build the ethane import terminal in Mexico, with a capacity of up to 80 thousand barrels of ethane per day, which will allow Braskem Idesa to operate at up to 100% of its production capacity. In the same year, a Joint-Venture was formed between Braskem Idesa and Advario, through the subsidiary Terminal Químico Puerto México (“TQPM”), with a 50% stake for each shareholder.

The total estimated value for the construction of the terminal is US$446 million (CAPEX ex-VAT), of which US$408 million will be financed, in the Syndicated Project Finance Loan modality, announced by TQPM in November 2023.

The total amount disbursed at the ethane import terminal from the beginning of the project until 2Q24 was US$294 million with Braskem Idesa disbursing around US$95 million5. In 2024, disbursements through the financing obtained, without the need for additional cash disbursement by Braskem Idesa. The amount invested by TQPM in the ethane import terminal during the first quarter of 2024 was US$65 million (R$ 341 million), using the financing obtained as sources of resources.

Construction of the terminal, which began in July 2022, reached physical progress of 75% by June 2024. Construction of the project is expected to be completed by the end of 2024, with operations beginning during the first quarter of 2025.

5.3.4	DEBT MATURITY PROFILE AND RATING

As of June 30, 2024, the average debt maturity was around 6.4 years, with 95% maturing from 2029. Braskem Idesa's weighted average cost of debt was +7.3% p.a.

The liquidity level of US$236 million guarantees the coverage of debt maturities in the next 28 months.

5 Includes Value Added Tax (VAT)

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Ratings

CORPORATE CREDIT RATING - BRASKEM IDESA
Agency	Rating	Outlook	Date
FITCH	B+	Negative	12/20/2023
S&P	B	Negative	07/07/2023

6.	CONSOLIDATED FINANCIAL OVERVIEW

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6.1	CONSOLIDATED REVENUE

6.2	COST OF GOODS SOLD (COGS)

6.3	OTHER REVENUE (EXPENSE), NET

At the end of the quarter, the Company recorded net expenses of R$ 485 million, mainly due to the supplementing the Alagoas provision by R$351 million given the usual updates to cost estimates relating to the implementation and advancement in the maturity of projects, initiatives and programs present on the action fronts in Alagoas.

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6.4	RECURRING EBITDA[6]

Braskem's Recurring EBITDA in 2Q24 was US$320 million (R$ 1.7 billion), 39% higher than in 1Q24, mainly due to (i) the 19% increase in the spread of the main chemicals in the international market in the Brazil/South America segment; (ii) 4% increase in the PE spread in the international market in the Mexico segment (iii) 8% increase in the average resin spread in the international market in the Brazil/South America segment; (iv) the increase of 24 kton, or 12%, in the volume of PE sales in the Mexico segment in the period; (v) the reduction of US$12 million in fixed costs; and (vi) the reduction of US$64 million in DVGA compared to the previous quarter.

Compared to 2Q23, the increase in Recurring EBITDA (+128%) is mainly explained by (i) a 16% increase in the PE spread in the international market in the Mexico segment; (ii) an increase of 35 kton, or 4%, in the volume of resin sales in the Brazilian market; (iii) an increase of 21 kton, or 3%, in the sales volume of the main chemicals in the Brazilian market; (iv) an increase of 3 kton, or 2%, in the volume of resin sales in the international market in the Brazil segment; and (v) the recognition in the result of the REIQ in the amount of approximately US$14 million (R$ 72 million), related to the calculation of tax credits for 2Q24.

6 Braskem’s consolidated result corresponds to the sum of the results in Brazil, United States & Europe and Mexico, less eliminations and reclassifications of purchases and sales among the segments reported by the Company.

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6.5	CONSOLIDATED FINANCIAL RESULT

Financial expenses: the increase compared to 1Q24 (+11%) and 2Q23 (+34%) is mainly explained by (i) the depreciation of the average real against the average dollar in the period of 5.3%; (ii) due to the positive effect on financial expenses in 1Q24 related to tax regularization through the Paulista Agreement[1]. Compared to 2Q23, the increase (+34%) is explained by higher interest expenses due to (i) the increase in the gross debt in the period; and (ii) the depreciation of the average real against the average dollar for the period of 5.4%.

Financial income: decrease (-6%) compared to 1Q24, mainly explained by (i) reduction in the balance in financial investments; (ii) lower basic interest rate in Brazil. Compared to 2Q23, the increase (+3%) is explained by the increase in the balance of financial investments in Brazil.

Net exchange variation: the negative variation in 2Q24 is mainly explained by the depreciation of the real at the end of the period against the dollar on the average net exposure to this currency in the amount of US$4.4 billion.

Transactions in financial instruments under hedge accounting

In relation to the hedge accounting of Braskem S.A. exports, the Company carried out US$175 million (R$ 544.5 million) in exports in the quarter from a flow that was designated. The initial designation fee was R$/US$2.0017, defined in March 2013, while the average realization rate was R$/US$5.1133. The balance of financial instruments designated for this hedge accounting at the end of 2Q24 was US$5.15 billion.

Regarding the hedge accounting of Braskem Idesa's exports, the Company realized US$101.6 million (MXN 543.8 million) in exports from discontinued flows between 2016 and 2021 in the quarter. The average initial designation rate was MXN/US$14.3938 and the average realization rate was MXN/US$19.7473. The balance of instruments designated for this hedge accounting at the end of 2Q24 was US$2.2 billion.

Long-term Currency Hedge Program:

Braskem's inputs and products have prices denominated in or strongly influenced by international commodity prices, which are usually denominated in US dollars. Starting in 2016, Braskem contracted derivative financial instruments to mitigate part of the exposure of its cash flow denominated in reais. The program's main form of mitigation is dollar purchase and sale option contracts, protecting expected flows for a horizon of up to 18 months.

7 In February 2024, the São Paulo State Attorney General's Office ("PGE") published Resolution 6/24 regulating the "Paulista Agreement", a program created with the enactment of State Law No. 17,843 that allows the settlement of ICMS debts with discounts on interest, fines, and legal fees. In March 2024, the PGE granted the Company's request to include two lawsuits, reducing the total amount of the contingency from R$349 million to R$66 million and authorizing its payment in 120 monthly installments, from April 2024 to March 2034.

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On June 30, 2024, Braskem had a total outstanding value of operations (notional) purchased in puts of US$1.5 billion, at an average exercise price of R$/US$4.50. At the same time, the Company also had a total outstanding value of operations (notional) sold in calls of US$1.01 billion, at an average exercise price of R$/US$6.52. The contracted operations have a maximum maturity period of 18 months. The fair value marking of these Zero Cost Collar (“ZCC”) operations was negative by R$ 85.8 million at the end of the quarter.

Options were exercised in 2Q24. There was no cash effect in 2Q24.

6.6	NET INCOME (LOSS)

In the quarter, the Company recorded a net loss of US$708 million, or R$ 3.7 billion, mainly due to the impact of R$ 4.5 billion of negative exchange rate variation on the financial result, which is mainly explained by the effect of the depreciation of the Brazilian real on the Company's net exposure in the period. Year-to-date, the Company recorded a net loss attributable to shareholders of US$982 million, or R$ 5.1 billion.

6.7	INVESTIMENTS

Braskem's (ex-Braskem Idesa) expected investment for 2024 is US$440 million (R$ 2.2 billion). At the end of 2Q24, Braskem made investments amounted approximately US$107 million (R$ 559 million).

Operating Investments of 2Q24: the main operational investments made include (i) the scheduled maintenance shutdown at one of the PP plants in the USA; (ii) investments to improve the mechanical integrity of assets in Brazil; (iii) the investment to build a new fire-fighting system at the Chemicals unit, in ABC; and (iv) investments related to increasing the reliability and operational safety of industrial assets.

Strategic Investments 2Q24: the resources were mainly directed to (i) the completion of payments for the project to increase the capacity of the green ethylene plant in Brazil; (ii) projects associated with the energy efficiency of industrial assets; and (iii) innovation and technology initiatives.

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In 2Q24, the main investments related to the Macro-Objectives for Sustainable Development were (i) projects associated with reducing CO2e emissions and the energy efficiency of industrial assets; and (ii) projects related to industrial safety.

6.7.1	GLOBAL GROWTH STRATEGY

Aligned with the Company's Corporate Growth Strategy, in the quarter, Braskem remained focused on the development of various projects related to its growth avenues, highlighting the following:

1.	Traditional Business:
a.	Ethane Import Terminal Construction in Mexico

Construction of the terminal, which began the construction phase in July 2022, reached, by June 2024, physical progress of 75%. The construction of the terminal is expected to be completed by the end of 2024, and operations will begin during the first quarter of 2025.

More details about the project are available in section 5.3.3.1.

b.	Industrial Decarbonization Program - Alagoas

Expansion of the partnership with Veolia, enabling a new energy efficiency investment in PVC-2, in Alagoas, with completion scheduled for 2025. This investment contributes to the decarbonization goal of the “Vapor Biomass” project, which aims to reduce 150 thousand tons of GHG annually, starting with the inauguration of the biomass plant in Alagoas, for large-scale renewable energy production, in November 2023.

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c.	Industrial Decarbonization Program – Rio Grande do Sul

The Company's first project for the use of large batteries in industrial units with the objective of replacing part of its own thermal generation and contributing to the reduction of carbon emissions. The initiative has been technically validated and may start operating in 2026. The first stage of the plan foresees the installation of a 9.5-megawatt (MW) battery energy storage system (BESS) at a unit in Rio Grande do Sul, with the potential to achieve a reduction in CO2 emissions of up to 65 kt/year.

d.	Creation of Value in Assets – Investment Agreement - Cetrel

In June 2024, Braskem signed an investment agreement with Solví Essencis Ambiental S.A. ("Solví") and GRI - Gestão de Resíduos Industriais S.A. ("GRI") for the transfer of all common shares issued by Cetrel S.A. ("Cetrel") currently held by Braskem, representing 63.7% of Cetrel's voting and total capital stock, to the GRI. The value of the Transaction will result in a receipt by Braskem in the amount of approximately R$ 284 million, after compliance with the usual conditions precedent for this type of transaction.

e.	Braskem obtained a grant to act as Brazilian Shipping Company (EBN)

Braskem obtained a Brazilian Navigation Company license from ANTAQ (National Waterway Transport Agency) and is authorized to operate as an EBN in cabotage. In addition to the logistical benefits of operating its own fleet, Braskem will also be able to offer services to other companies in the national market. The initiative is yet another step forward in the Company's commitment to optimizing competitiveness and reducing the costs of its operations.

2.	Biobased:
a.	Partnership between Braskem and Petrobras – HLR with renewable content

Through a partnership between Braskem and Petrobras, industrial-scale tests to produce a stream of Light Refinery Hydrocarbons (HLR), with renewable content, produced from sugarcane ethanol, were reproduced, obtaining positive results, and enabling the evolution of the partnership and commercial discussions.

This initiative is part of the agreement signed between Braskem and Petrobras that identifies and develops technological and innovative solutions in the areas of circular economy, renewable feedstock and carbon emission reduction.

3.	Recycling:
a.	Chemical recycling - first sale of circular PP

Under the Wenew brand, through a partnership with Georg Utz AG, a leading Swiss company in reusable transport packaging, the Company made the first sale of circular PP, produced from the chemical recycling of plastic waste and with ISCC+ certification. The new packaging solution reinforces the partners' dedication to supporting the circular economy by incorporating recycled content into food transport packaging, with the approval of the respective institutions.

6.8	CASH FLOW

Operating cash generation in 2Q24 was R$ 1,117 million, higher than 1Q24 (+15%) mainly due to the increase (+46%) in Recurring EBITDA in reais in the period. Recurring cash generation in the quarter was R$ 357 million, R$856 million higher than in 1Q24, mainly due to (i) the higher Recurring EBITDA in 2Q24; and (ii) the lower interest payments in 2Q24, explained by the semiannual payments of debt securities issued in the international market by the Company, which are concentrated in the 1st and 3rd quarters of the year.

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Compared to 2Q23, the increase (+55%) in operating cash generation is mainly explained by (i) the increase (+137%) in EBITDA in reais in the period; and (ii) the equity[1] contribution to TQPM in 2Q23, given that the disbursements related to investments in the terminal as of Nov/23 are being made from the funds obtained from the Syndicated Project Finance Loan. Compared to 2Q23, recurring cash generation was higher at R$ 420 million.

Considering the disbursements related to the geological event in Alagoas, the Company presented a cash consumption of R$ 325 million in 2Q24, lower than in 1Q24 (-57%) and 2Q23 (-50%).

6.9	DEBT MATURITY PROFILE AND RATING

As of June 30, 2024, the balance of gross corporate debt was US$8.4 billion, with 96% of maturities concentrated in the long term and 4% in the short term. Regarding net debt, the balance at the end of June 2024 was US$5.6 billion. Corporate debt in foreign currency represented, at the end of the period, 91% of the Company's total debt.

As of June 30, 2024, the average term of corporate debt was around 12 years, with 64% of debt concentrated from 2030 onwards. The weighted average cost of the Company's corporate debt was exchanging rate variation + 6.4% p.a.

8 The capital structure of the project was: 30% equity (Braskem Idesa + Advario) and 70% debt of all capital invested throughout the project (CAPEX + VAT + Interest capitalized during construction).

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Debt US$ million	Jun/24 (A)	Mar/24 (B)	Jun/23 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Consolidated Gross Debt	**10,799**	**10,947**	**9,964**	***-1%***	***8%***
in R$	753	1,024	1,065	*-26%*	*-29%*
in US$	10,046	9,923	8,899	*1%*	*13%*
(-) Debt - Braskem Idesa and TQPM	**2,431**	**2,388**	**2,176**	***2%***	***12%***
in US$	2,431	2,388	2,176	*2%*	*12%*
(+) Financing Derivatives	**(7)**	**(24)**	**(30)**	***-72%***	***-77%***
in US$	(7)	(24)	(30)	*-72%*	*-77%*
(=) Gross Debt (Ex-Braskem Idesa and TQPM)	**8,362**	**8,535**	**7,759**	***-2%***	***8%***
in R$	753	1,024	1,065	*-26%*	*-29%*
in US$	7,608	7,510	6,694	*1%*	*14%*
Cash and Cash Equivalents Consolidated	**3,141**	**3,655**	**3,237**	***-14%***	***-3%***
in R$	1,629	2,129	1,212	*-24%*	*34%*
in US$	1,513	1,526	2,025	*-1%*	*-25%*
(-) Cash and Cash Equivalents - Braskem Idesa e TQPM	**309**	**357**	**307**	***-13%***	***1%***
in US$	309	357	307	*-13%*	*1%*
(-) Exclusive Cash to Alagoas	**25**	**27**	**35**	***-7%***	***-28%***
in R$	25	27	35	*-7%*	*-28%*
(-) Cash to Injunction of ICMS Benefit	**0**	**0**	**0**	***-10%***	***-13%***
in R$	0	0	0	*-10%*	*-13%*
(-) Cash and Cash Equivalents (Ex-Braskem Idesa, TQPM and Alagoas)	**2,807**	**3,271**	**2,895**	***-14%***	***-3%***
in R$	1,603	2,102	1,177	*-24%*	*36%*
in US$	1,204	1,169	1,718	*3%*	*-30%*
(=) Adjusted Net Debt	**5,555**	**5,263**	**4,863**	***6%***	***14%***
in R$	(850)	(1,078)	(112)	*-21%*	*n.a.*
in US$	6,405	6,341	4,975	*1%*	*29%*
(+) Global Agreement	**130**	**138**	**115**	***-6%***	***13%***
in R$	129	140	121	*-8%*	*7%*
in US$	1	(2)	(5)	*n.a.*	*n.a.*
Recurring EBITDA (LTM)	**791**	**626**	**588**	***26%***	***34%***
Adjusted Net Debt/Recurring EBITDA (LTM)	**7.19x**	**8.62x**	**8.46x**	***-17%***	***-15%***
(-) Hybrid Bond[1]	**319**	**312**	**333**	***2%***	***-4%***
in US$	319	312	333	*2%*	*-4%*
(=) Adjusted Net Debt with 50% of hybrid bond	**5,366**	**5,090**	**4,646**	***5%***	***15%***
Adjusted Net Debt/Recurring EBITDA (LTM) with hybrid bond	**6.79x**	**8.12x**	**7.90x**	***-16%***	***-14%***

[1]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment.

The liquidity level of US$2.8 billion, in June 2024, guarantees the coverage of debt maturities in the next 61 months and does not consider the available international stand-by credit facility in the amount of US$1.0 billion, available until 2026.

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Ratings

CORPORATE CREDIT RATING - GLOBAL SCALE
Agency	Rating	Outlook	Date
FITCH	BB+	Negative	06/05/2024
S&P	BB+	Stable	02/26/2024

CORPORATE CREDIT RATING - NATIONAL SCALE
Agency	Rating	Outlook	Date
FITCH	AAA(bra)	Negative	06/05/2024
S&P	brAAA	Stable	02/26/2024

7.	CAPITAL MARKETS
7.1	STOCK PERFORMANCE

On June 28, 2024, Braskem’s stock was quoted at R$ 17.86/share (BRKM5) and US$6.45/share (BAK). The Company’s shares are listed on the Level 1 corporate governance segment of B3 – Brasil, Bolsa e Balcão and on the New York Stock Exchange (NYSE) through Level 2 American Depositary Receipts (ADRs), with each Braskem ADR (BAK) corresponding to two class “A” preferred shares issued by the Company, and on the Madrid Stock Exchange (LATIBEX) under the ticker XBRK.

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7.2 PERFORMANCE OF CORPORATE DEBT SECURITIES

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8.	LIST OF APPENDIX
8.1	PETROCHEMICAL SPREADS

BRAZIL/SOUTH AMERICA

•	PE Spread[9]: increase compared to 1Q24 (+9%).
○	The price of PE in the US was higher (+3%) compared to 1Q24 due to (i) higher demand in the period, influenced by the inventories build-up in the chain in anticipation of the hurricane season in the region and possible price increases; and (ii) the increase in resin exports in the region, as a consequence of the increase in international maritime freight due to the conflict in the Red Sea.
○	The price of naphtha ARA remained in line with 1Q24.
○	Compared to 2Q23, spread was higher (+11%) mainly due to the higher PE price (+11%) in the period as a result of the effects caused by the conflicts in the Red Sea and the increase in international sea freight and (ii) the lower price of ethane (-9%) in the US, impacted by the consistent production of gas in the region, by the logistical restrictions in the Panama Canal, which made it difficult to export from the United States, increasing supply in this market.
•	PP Spread[10]: increase compared to 1Q24 (+8%).
○	The PP price in Asia was higher (+2%) compared to 1Q24, mainly impacted by the lower supply of resin as a consequence of (i) the logistical restrictions caused by the conflicts in the Red Sea, such as congestion in ports and lack of available ships, which limited the entry of imported resins; and (ii) shutdowns at PDHs (propane dehydrogenation plants) in Asia.
○	The price of naphtha ARA remained in line with 1Q24.
○	Compared to the same quarter of 2023, the spread was lower (-9%) due to the higher price of naphtha (+11%), when lower global demand resulted in OPEC's decision to reduce oil production to contain price fluctuations.
•	PVC Par Spread[11]: increase compared to 1Q24 (+3%).
○	The price of PVC in Asia increased (+2%) compared to 1Q24, impacted by (i) the increase in international freight due to the developments of the conflicts in the Red Sea, reflecting an increase in the export price between Asian countries, especially China and India; (ii) maintenance shutdowns of producers in Northeast Asia, especially in China; and (iii) higher demand, mainly from India, in anticipation of import restrictions expected due to the implementation of BIS certification (quality certification required for imported products), which is expected to come into effect in August 2024.
○	Compared to 2Q23, the PVC Pair spread was lower (-32%), impacted (i) by the lower price of PVC in Asia (-4%) due to lower demand in the period and (ii) the lower price of caustic soda in the United States (-29%), as a consequence of lower demand from sectors such as pulp and paper and aluminum.
•	Spread on Main Basic Chemicals[12]: increase compared to 1Q24 (+19%).
○	The price of the main chemicals was higher (+7%) compared to 1Q24, mainly impacted by (i) higher butadiene prices (+50%) due to unscheduled shutdowns and delays in the resumption of operations of petrochemical plants, which impacted supply, resulting in a decrease in supply in the region; (ii) increase in the price of benzene (+10%), as a consequence of operational issues by producers that resulted in lower supply of the product; and (iii) increase in the price of gasoline (+7%), influenced by the beginning of the driving season in the United States.
○	Compared to 2Q23, the spread of Main Basic Chemicals was lower (-3%), mainly impacted by the lower price of gasoline (-3%), influenced by lower demand in the period.

9 (US PE Price – naphtha ARA price)*82%+(US PE Price – 50% US ethane price – 50% US propane price)*18%.

10 Asia PP price – Naphtha ARA price.

11 The PVC Par spread better reflects the profitability of the Vinyl business, which is more profitable compared to the temporary/nonintegrated business model of 2019/20, under which the Company imported EDC and caustic soda to keep serving its customers. Its calculation formula is: Asia PVC Price + (0.685*US Caustic Soda) - (0.48*Europe Ethylene) - (1.014*Brent).

12 Average price of base chemicals (Ethylene (20%), Butadiene (10%), Propylene (10%), Cumene (5%), Benzene (20%), Paraxylene (5%), Gasoline (25%) and Toluene (5%), based on Braskem’s sales volume mix) – naphtha ARA price.

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UNITED STATES AND EUROPE

•	US PP Spread[13]: in line with 1Q24.
○	Compared to the same quarter of the previous year, the spread remained in line.
•	Europe PP Spread[14]: lower than 1Q24 (-8%).
○	The PP price compared to 1Q24 was higher (+2%) due to (i) lower supply, impacted by operational problems of producers in the region, and (ii) the lower volume of imported resins, as a consequence of the logistical restrictions caused by the conflicts in the Red Sea, which continued to affect the market. The increase in the price of the resin was not able to absorb the impact of the rise in the cost of the feedstock, propylene.
○	The price of propylene in Europe was higher (+4%) due to lower supply, impacted by operational problems at petrochemical plants in the region during May.
○	Compared to 2Q23, the spread was higher (+3%), mainly impacted by the higher PP price in Europe (+1%) in 2Q24, explained by the greater restriction on the entry of imports, as previously mentioned.

MEXICO

•	North America PE Spread[15]: increase compared to 1Q24 (+4%).
○	The PE price in the US was higher (+4%) compared to 1Q24, as previously explained.
○	Regarding feedstock, ethane remained in line with 1Q24.
○	Compared to the same period of the previous year, the spread was higher (+16%), mainly influenced by (i) the lower ethane price (-9%) in the US, influenced by the factors mentioned above; and (ii) the higher PE price in the region (+12%), due to the impacts on the resin market dynamics caused by the conflicts in the Red Sea and the increase in international freight.

13 U.S. PP – U.S. propylene price

14 U.S. PE – U.S. ethane price

15 U.S. PE Price – U.S. ethane price

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8.2	RESIN SALES BY SECTOR

Resin sales by sector (%) | Brazil/South America segment

Resin sales by sector (%) | Mexico segment

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8.3	UPDATES ABOUT ALAGOAS
a)	Provisions

The Company operated, since its formation and subsequently as the successor of the company Salgema, salt mining wells located in Maceió city, Alagoas state, with the purpose of supplying raw material to its chlor-alkali and dichloroethane plant. In March 2018, an earthquake hit certain districts of Maceió, where the wells are located, and cracks were found in buildings and public streets of Pinheiro, Bebedouro, Mutange and Bom Parto districts.

In May 2019, the Geological Survey of Brazil (“CPRM”) issued a report indicating that the geological phenomenon observed in the region, could be related to the rock salt exploration activities developed by Braskem. On May 9, 2019, the salt mining operation was fully ended by the Company.

Since then, the Company has been devoting its best efforts to understand the geological event: (i) possible surface effects; and (ii) the analyses of stability of salt cavities. The results are being shared with the Brazilian National Mining Agency (“ANM”) and other pertinent authorities, which the Company has been maintaining constant dialogue.

Braskem presented to ANM the measures for shutting down its salt mining fronts in Maceió, with measures for the closure of its cavities, and, on November 14, 2019, it proposed the creation of a protective area surrounding certain cavities as a precautionary measure to ensure public safety. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG), in Germany, an international reference in the geomechanical analysis of areas of salt extraction by dissolution and are being adopted in coordination with the Civil Defense of Maceió and other authorities.

As a result of the geological phenomenon, negotiations were conducted with public and regulatory authorities that resulted in the Agreements executed, including:

i.	Agreement to Support the Relocation of People in Risk Areas (“Agreement for Compensation of Residents"), entered into with State Prosecution Office (“MPE”), the State Public Defender’s Office (“DPE”), the Federal Prosecution Office (“MPF”) and the Federal Public Defender’s Office (“DPU”), which was ratified by the court on January 3, 2020, adjusted by its resolutions and subsequent amendments, , which establish cooperative actions for relocating residents from risk areas, defined in the Map of Sectors of Damages and Priority Action Lines by the Civil Defense of Maceió (“Civil Defense Map”), as updated in December 2020 (version 4), and guaranteed their safety, which provides support, under the Financial Compensation and Support for Relocation Program (“PCF”) implemented by Braskem to the population in the areas of the Civil Defense Map, as well as the dismissal of the Public-Interest Civil Action (Reparations for Residents), as detailed in Note 23.1 (i);
ii.	Agreement with the Labor Prosecution Office in Alagoas (MPT-AL) on February 14, 2020, in the amount of R$40 million for implementation of the Program for Recovery of Business and Promotion of Educational Activities for residents and workers in the districts affected by the geological phenomenon. The program consists of support for the construction of daycare centers and schools and for administering professional training programs, as well as support for the Civil Defense to hire skilled professionals to continue monitoring the risk areas in the districts affected. On March 3, 2020, with the ratification of the agreement by the courts, the Public-Interest Civil Action (Reparation for Workers) was extinguished;
iii.	Agreement to Dismiss the Public-Interest Civil Action on Socio-Environmental Reparation (“ACP Socio-Environmental Reparation”) and the Agreement to define the measures to be adopted regarding the preliminary injunctions of the Public-Interest Civil Action on Socio-Environmental Reparation (jointly referred to as “Agreement for Socio-Environmental Reparation”), signed with the MPF with the MPE as the intervening party, on December 30, 2020, in which the Company mainly undertook to: (i) adopt measures to stabilize and monitor the subsidence phenomenon arising from salt mining; (ii) repair, mitigate or compensate possible environmental impacts and damages arising from salt mining in the Municipality of Maceió; and (iii) repair, mitigate or compensate possible socio-environmental impacts and damages arising from salt mining in the Municipality of Maceió, as well as the termination of the Public-Interest Civil Action (Socio-environmental Reparation) related to the Company, as detailed in Note 23.1 (iii). Moreover, the Agreement for Socio-Environmental Reparation envisages the inclusion of other parties, which depends on specific negotiation with such potential parties;

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iv.	Agreement for Implementation of Social and Economic measures for Requalification of the Flexal Area (“Flexal Agreement”), entered into with MPF, MPE, DPU and the Municipality of Maceió and ratified on October 26, 2022, by the 3rd Federal Court of Maceió, which establishes the actions to requalify the Flexal region, payment of compensation to the Municipality of Maceió and indemnifications to residents in the region; and
v.	Global Agreement with the Municipality of Maceió (“Global Agreement”) ratified on July 21, 2023 by the 3rd Federal Court of Maceió, which establishes, among other things: (a) payment of R$1.7 billion as indemnity, compensation and full reimbursement for any property and non-property damages caused to the Municipality of Maceió; (b) adherence of the Municipality of Maceió to the terms of the Socio-environmental Agreement, including the Social Actions Plan (PAS).

The Management of Braskem, based on its assessment and that of its external advisors, considering the measures recommended on technical studies in the short and long-term and the existing information and refined estimates of expenses for implementing several measures connected with the geological event in Alagoas, presents the following changes in the period:

The total amounts recorded from the beginning of actions related the geological event until the period ending June 30, 2024, are segregated into the following action fronts:

a.	Support for relocating and compensation: Refers to actions to support for relocating and compensating for the residents, business and real state owners of properties located in the Civil Defense Map (version 4) updated in December 2020, including establishments that requires special measures for their relocation, such as hospitals, schools and public equipment.

These actions have a provision of R$ 1.2 billion (2023: R$ 1.3 billion) that comprises expenses related to relocation actions, such as relocation allowance, rent allowance, household goods transportation and negotiation of individual agreements for financial compensation.

b.	Actions for closing and monitoring the salt cavities, environmental actions and other technical matters: Based on the findings of sonar and technical studies, stabilization and monitoring actions were defined for all 35 existing salt mining areas. On December 10, 2023, after atypical microseismic activity, cavity 18 collapsed. Technical information available so far indicates that the direct impacts from this event are restricted to the location of this cavity, within the protection area, which has been vacant since April 2020. The event at cavity 18 led to the preventive suspension of activities in the protection and surrounding areas, which resumed in February 2024 after the release of access to the area by the Civil Defense of Maceió.

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The closure plan of 35 mining areas currently considers the following:

i.	13 cavities are recommended to be filled with sand. Of these, 5 have already been filled. There are 2 in an advanced filling process. The remaining 6 cavities are in the planning activities, with the first two cavities starting to be filled in August, 2024;
ii.	6 cavities do not require additional measures, of which 5 were already filled naturally and one cavity (cavity 18) is being evaluated, with indications that sand filling will not be necessary;
iii.	16 cavities must be closed by buffering, a technique that consists of promoting pressurization of the cavity, and for 9 of them the pressurization was confirmed. In the other 7, actions are in progress to check pressure, and eventual additional measures may be necessary.

In summary, the main activities of the closure plan to be completed, based on the information available so far, are the sand filling of 8 cavities and pressurization confirmation actions for 7 cavities. The closure plan was reviewed to incorporate additional measures after the events that occurred in December 2023 and was already approved by ANM.

All of the Company’s actions are based on technical studies prepared by specialists contracted, whose recommendations are presented to competent authorities and follow the execution timeframe agreed under the closure plan, which is public and regularly revaluated with ANM.

The provisioned balance of R$ 1.3 billion (2023: R$ 1.6 billion) to implement actions for closing and monitoring the salt cavities, environmental actions and other technical matters was calculated based on existing techniques and the solutions planned for the current conditions of the cavities, including expenses with technical studies and monitoring, as well as environmental actions already identified. The provision amount may be changed based on new information, such as: results of the monitoring of the cavities, progress of implementing the plans to close mining areas, possible changes to be made to the environmental plan, monitoring of the ongoing measures and other possible natural alterations. The monitoring system implemented by Braskem envisages actions developed during and after the closure of mining areas, focusing on safety and monitoring of region’s stability.

Regarding environmental actions, in June 2022, in compliance with the Agreement for Socio-environmental Reparation, Braskem submitted to the MPF the environmental diagnosis containing the assessment of the potential environmental impacts and damages arising from salt mining activities and the environmental plan with proposals of the measures required. As established in the agreement, the parties jointly defined the specialized company that will evaluate and monitor the environmental plan. In December 2022, an additional report on the environmental plan was filed with the MPF. In February 2023, this environmental plan was approved, incorporating the suggestions provided in the additional report. Braskem continues implementing the actions established in the approved environmental plan and sharing the results of its actions with the authorities. Also agreed was that the environmental diagnosis will be updated in December 2025.

As one of the results of the event in cavity 18, as agreed in the Socio-Environmental Reparation Agreement, a specialized company is preparing a specific Environmental Diagnosis to evaluate potential impacts caused by the collapse of said cavity. In the initial assessments performed so far, no alteration in quality of the lake water has been identified.

c.	Social and urban measures: Refers to actions in compliance with social and urban measures, under the Agreement for Socio-environmental Reparation signed on December 30, 2020, for the adoption of actions and measures in vacated areas, urban mobility and social compensation actions, indemnification for social damages and collective pain and suffering and possible contingencies related to the actions in the vacated areas and urban mobility actions. To date, of the 11 projects defined for urban mobility, 2 have already been completed, 5 are in progress and the remaining projects are in the planning and execution stages. Regarding the Social and Urban Action Plan ("PAS"), 48 actions have already been validated with authorities signatories to the agreement and of these, 02 are being implemented. The balance of the provision is R$1.3 billion (2023: R$ 1.4 billion).

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d.	Additional measures: Refers to actions regarding: (i) actions related to the Technical Cooperation Agreements entered into by the Company; (ii) expenses with managing the geological event in Alagoas relating to communication, compliance, legal services, etc.; (iii) additional measures to assist the region and maintenance of areas, including actions for requalification and indemnification directed to Flexais region; and (iv) other matters classified as a present obligation for the Company, even if not yet formalized. The balance of additional measures described in this item totals R$ 858 million (2023: R$ 935 million).

The provisions of the Company are based on current estimates and assumptions and may be updated in the future due to new facts and circumstances, including, but not limited to: changes in the execution time, scope and method and the success of action plans; new repercussions or developments arising from the geological event, including possible revision of the Civil Defense Map; studies that indicate recommendations from specialists, including the Technical Monitoring Committee, according to Agreement for Compensation of Residents, detailed in item 23.1 (i), and other new developments in the matter.

The measures related to the plans to close mining areas are also subject to the analysis and approval by the ANM, the monitoring of results of the measures under implementation as well as changes related to the dynamic nature of the geological event.

Continuous monitoring is essential for confirming the results of the current recommendations. Accordingly, the plan to close mining areas may be updated based on the need to adopt technical alternatives to stabilize the subsidence phenomena arising from the extraction of salt. In addition, the assessment of the future behavior of cavities to be monitored mainly using sonar and piezometers could indicate the need for certain additional measures to stabilize them.

The actions to repair, mitigate or offset potential environmental impacts and damages, as provided for in the Socio-environmental Reparation Agreement, were defined considering the environmental diagnosis prepared by a specialized and independent company. After the conclusion of all discussions with authorities and regulatory agencies, as per the process established in the agreement, an action plan was agreed to be part of the measures for a Plan to Recover Degraded Areas (“PRAD”).

On May 21, 2024, the final report of the Parliamentary Investigative Committee ("CPI"), set up by the Senate on December 13, 2023, was approved, with the purpose of investigating the effects of the Company's socio-environmental legal liability related to the geological event in Alagoas. On this date, the aforementioned CPI was declared closed, with the subsequent submission of the final report to the appropriate institutions.

There are also administrative proceedings related to the geological event in Alagoas in progress before the Federal Accounting Court ("TCU") and the Securities and Exchange Commission of Brazil ("CVM").

Since 2019, the Federal Police of Alagoas has been conducting an investigation under secrecy. In December 2023 and May and June 2024, a search and seizure of documents was carried out, in Brazil and Portugal, under this investigation, so-called “Lágrimas de Sal” Operation. In this sense, the Company informs that it has always been at the disposal of authorities and has been providing all information related to salt mining over the course of the investigation.

The Company has been making progress in negotiations with public entities about other indemnification requests to understand them better. Although future disbursements may occur as a result of said negotiations, as of the reporting date, the Company is unable to predict the results and timeframe for concluding these negotiations or its possible scope and the total associated costs in addition to those already provisioned for.

It is not possible to anticipate all new claims, related to damages or other nature, that may be brought by individuals or groups, including public or private entities, that understand they suffered impacts or damages somehow related to the geological phenomenon and the relocation of people from risk areas, as well as new notices of violation or administrative penalties of diverse natures. Braskem continues to face and could still face administrative procedures and various lawsuits filed by individuals or legal entities not included in the PCF or that disagree with the financial compensation offer for individual settlement, as well as new collective actions and new lawsuits filed by public utility concessionaires, entities of the direct or indirect administration of the State, Municipalities or Federal level. Therefore, the number of such actions, their nature or the amounts involved cannot be estimated at this moment.

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Consequently, the Company cannot eliminate the possibility of future developments related to the geological event in Alagoas, the relocation process and actions in vacated and adjacent areas, so the expenses to be incurred may differ from its estimates and provisions.

In February 2023, the Company signed a settlement agreement with the insurance companies, closing the claim for the geological event in Alagoas.

For more information, please check explanatory note 23 (“Geological event – Alagoas”) of the consolidated and individual Financial Statements as of June 30, 2024.

b)	Progress on the Work Fronts

Relocation and compensation

By July 31st, 2024, 99.7% of the residents from the properties had already been relocated, with 100% of the criticality area 00, on Civil Defense map 4 of 2020, having already been relocated. 19,153 proposals were presented (99.9% of the expected total), with the general acceptance rate of proposals being 99.6%. Additionally, 18,864 proposals for financial compensation were accepted (98.4% of the total), and 18,569 were paid (96.9% of the expected total). Under the Financial Compensation and Relocation Support Program (PCF), more than R$ 4 billion were disbursed from the start of the program until the end of July 2024.

Actions for closing and monitoring the salt cavities, environmental actions and other technical matters

All of the Company's actions are based on technical studies by recognized experts in different fields of knowledge, whose recommendations are presented to the competent authorities, and such actions follow the deadlines agreed within the scope of the closure plan, which is public and regularly reevaluated by the National Agency of Mining (ANM). The Company has a closure plan for its 35 mining fronts approved by ANM and periodically issues reports on its execution, which meets established standards and recommendations, and is regularly reevaluated by this agency.

On December 10, 2023, after an atypical microseismic activity, cavity 18 collapsed. Considering the best technical information available to date, there is an indication that the direct impacts of this occurrence are restricted to the location of this cavity, within the protection area, which has been unoccupied since April 2020. The cavity 18 event led to the preventive shutdown of activities in the protection area and surrounding areas, which were resumed in February 2024, after access to the area was granted by the Civil Defense of Maceió.

The closure plan for the 35 mining fronts currently considers:

i.	13 cavities are recommended to be filled with sand. Of these, 5 have already been filled (cavities 07, 17, 19, 04 and 11), one of which is in the final process of filling an additional volume of sand due to the accommodation process. There are 2 that have the filling process underway (cavity 25, in which the technical filling limit was reached and cavity 27, with 53.6%, until July 31st, 2024). Of the remaining 6 cavities that will be filled with sand, the filling has been started in August, 2024, for 2 of them;
ii.	6 cavities do not have an indication of additional measures, with 5 cavities having confirmation of their natural filling status and 1 cavity, cavity 18, has its evaluation in progress, with an indication that sand filling measures will not be necessary;
iii.	16 cavities must be closed by plugging, a technique that consists of promoting pressurization of the cavity, and for 9 of them pressurization was confirmed. In the other 7, actions are underway to check pressure, and any additional measures may be necessary.

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In summary, the main closure plan activities to be completed, based on the information available to date, are the sand filling of 8 cavities and pressurization confirmation for another 7 cavities. The mining front closure plan was revised in order to incorporate additional measures after the events that occurred in December 2023 and has already been approved by the ANM.

Braskem continues to implement the actions of the approved environmental plan, as well as sharing the results of its actions with the authorities, as provided for in the agreement, which also includes updating the environmental diagnosis in December 2025. As one of the consequences of the cavity 18 event, as provided for in the Socio-Environmental Reparation Agreement, the specific Environmental Diagnosis to assess potential impacts caused by the collapse of the aforementioned cavity continues to be carried out by the contracted specialized company. The assessments carried out to date have not shown any changes in the water quality of the Lagoa.

Socio and urban measures

As an integral part of the unoccupied area transformation agenda, Braskem continues to advance socio-urban measures, which encompass a set of actions focused on Urban Mobility, Social Compensation and actions in unoccupied areas.

Regarding the Urban Mobility Projects, of the total set of 11 actions, 02 were concluded (Ladeira Santa Amélia e Rua Marquês de Abrantes) and 05 are in progress of physical execution, with the Traffic Lighting with Intelligent System being under assisted operations. The expected conclusion of urban mobility actions is 2026.

Regarding actions in unoccupied areas, the general progress of the Mutange Slope Stabilization project is 74.9% by July 31st, 2024, and activities related to demolition have already been completed. Other actions, such as earthworks, construction of a drainage system and planting of vegetation cover in the area involved, are still being carried out, with completion scheduled for 2024. Other activities related to emergency demolitions of the areas continue as requested by DCM. In addition, the Company maintains actions to care for neighborhoods, including property security, waste management and pest control.

The execution of the Socio-urban Action Plan (PAS), built from the Technical-Participatory Diagnosis prepared by an independent consultancy, began in December 2023 with a support program for the acquisition of goods or services for cultural groups operating in the affected neighborhoods. To date, 48 actions have been validated in June by the Signatory Authorities, 2 of which are underway (Cultural Support Program and Cultural Heritage Inventory). With regard to the Urban Integration and Development of Flexais Project, the progress in the process of paying compensation to residents (Financial Support Program - PAF) stands out, in which, until July 31st, 2024, 1, 803 proposals were presented (99.4% of the total) and 1,791 payments have already been completed (99.3% of proposals). Regarding actions to reverse socioeconomic islanding, of the 23 established actions, 14 have been implemented, 04 are in progress and 05 are planned to begin in the coming months. The objective of the project is to promote access to essential public services and encourage the local economy of Flexais, aiming to solve the socioeconomic islanding of the region.

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8.4	CONSOLIDATED INCOME STATEMENT

8.5	CONSOLIDATED RECURRING EBITDA CALCULATION

8.6	RECURRING EBITDA BY SEGMENT

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8.7	INDICATORS

Indicators US$ milhões	2Q24 (A)	1Q24 (B)	2Q23 (C)	Chg. (A)/(B)	Chg. (A)/(C)
Operating					
Recurring EBITDA	320	230	140	39%	128%
EBITDA Margin[1]	9%	6%	4%	*2 p.p.*	*5 p.p.*
SG&A/Net Revenue (%)	6%	7%	6%	*-1 p.p.*	*0 p.p.*
Financial[2]					
Adjusted Net Debt	5,685	5,402	4,979	5%	14%
Adjusted Net Debt/Recuring EBITDA (LTM)[3]	6.79x	8.12x	7.90x	-16%	-14%
Recurring EBITDA (LTM)/Interest Paid (LTM)	1.43	1.14	1.43	25%	0%
Company Valuation					
Share Price (Final)[4]	3.2	5.3	5.8	-39%	-44%
Shares Outstanding (Million)[5]	797	797	797	0%	0%
Market Cap	2,561	4,212	4,609	-39%	-44%
Adjusted Net Debt	7,276	6,925	6,381	5%	14%
Braskem	5,685	5,402	4,979	5%	14%
Braskem Idesa (75%)	1,591	1,523	1,402	4%	13%
Enterprise Value (EV)[6]	10,878	12,350	12,333	-12%	-12%
Recurring EBITDA LTM	944	763	660	24%	43%
Braskem	791	626	588	26%	34%
Braskem Idesa (75%)	154	137	72	12%	114%
EV/Recurring EBITDA LTM	11.5x	16.2x	18.7x	-29%	-38%
FCF Yield (%)	-26%	-18%	-6%	*-9 p.p.*	*-21 p.p.*
TSR (%)[7]	-39%	17%	52%	*-56 p.p.*	*-91 p.p.*

[1]It considers the Recurring EBITDA in relation to net revenue

[2]Does not consider Net Debt, Recurring EBITDA and Interest Paid of Braskem Idesa

[3]For leverage purposes, the rating agencies Standard & Poor's and Fitch Rating consider the hybrid bond with a 50% equity treatment

[4]Considers the final share price adjusted for earnings

[5]Does not consider shares held by treasury

[6]It considers the provision related to the geological event of Alagoas

[7]It considers TSR from the quarter

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8.8	CONSOLIDATED BALANCE SHEET

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8.9	CONSOLIDATED CASH FLOW

48

8.10	BRASKEM IDESA INCOME STATEMENT

8.11	BRASKEM IDESA BALANCE SHEET

49

8.12	BRASKEM IDESA CASH FLOW

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2024

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.